Exhibit 99.1

GEAC ANNOUNCES TORONTO STOCK EXCHANGE ACCEPTANCE OF

NOTICE OF INTENTION TO RENEW NORMAL COURSE ISSUER BID

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – August 18, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company that addresses the needs of CFOs, today announced acceptance by the Toronto Stock Exchange (the “TSX”) of Geac’s Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”).  This NCIB effectively renews the normal course issuer bid announced on August 18, 2004 which expires on August 19, 2005.  Pursuant to the NCIB, Geac proposes to purchase, from time to time, if it is considered advisable, up to 8,467,838 Common Shares of Geac, representing approximately 10% of its public float, being approximately 9.75% of its 86,849,621 issued and outstanding Common Shares as of the close of business on August 17, 2005, on the TSX commencing August 22, 2005.  The Board of Directors of Geac believes that any such purchases will be in the best interests of Geac and are a desirable use of corporate funds.  All Common Shares purchased by Geac pursuant to the NCIB will be cancelled.  The NCIB will expire on August 21, 2006.

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About Geac

Geac (TSX: GAC, NASDAQ: GEAC) is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

This press release may contain forward-looking statements based on current expectations.  Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading “Risks and Uncertainties” in Geac’s Management Discussion and Analysis for the fiscal year ended April 30, 2005 contained in the Report of Foreign Issuer on Form 6-K filed with the United States Securities and Exchange Commission on June 23, 2005, copies of which are available through the website maintained by the SEC at www.sec.gov and in Geac’s Management Discussion and Analysis for the fiscal year ended April 30, 2005 filed with the Canadian Securities Administrators on June 22, 2005 and available through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com.  Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

Investor and Media Contact:

Alys Scott

Vice President, Global Communications & Investor Relations

Geac

508.871.5854

alys.scott@geac.com